Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 16, 2021

to

Prospectus dated November 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2022;

•	to disclose the calculation of our November 30, 2021 net asset value (“NAV”) per share for all share classes; and

•	to provide updates to our portfolio and our business.

January 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2022 (and repurchases as of December 31, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2161
Class T	$24.9910
Class D	$25.0238
Class M	$25.0942
Class I	$24.4594
Class F*	$25.0270
Class Y*	$24.4168

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The January 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2021.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2021 (dollar amounts in thousands):

Components of NAV	November 30, 2021
Loans receivable	$3,072,079
Mortgage-backed securities held-to-maturity	37,816
Mortgage-backed securities available-for-sale, at fair value	44,582
Cash and cash equivalents	152,743
Restricted cash	4,431
Other assets	23,873
Collateralized loan obligation, net of deferred financing costs	(1,893,351)
Repurchase agreements payable, net of deferred financing costs	(487,405)
Credit facility payable	(15,000)
Accrued stockholder servicing fees(1)	(392)
Other liabilities	(23,527)

Net asset value	$915,849

Number of outstanding shares	36,695,221

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of November 30, 2021, we accrued under GAAP $42,162 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$500,943	$34,297	$15,834	$67,799	$252,302	$22,537	$22,137	$915,849
Number of outstanding shares	19,866,045	1,372,368	632,739	2,701,789	10,315,134	900,498	906,648	36,695,221

NAV per Share as of November 30, 2021	$25.2161	$24.9910	$25.0238	$25.0942	$24.4594	$25.0270	$24.4168

Portfolio update

We continue to build upon our track record of generating a high level of current income within today’s low-yield environment. We closed on $382 million in loan originations in November backed by a wide array of properties, including:

•

Six multifamily properties: Three of the loans were backed by garden-style properties in the high-growth Dallas metro region; the fourth loan was backed by a garden-style property in the attractive Atlanta suburbs; the fifth loan was backed by a garden-style property in a strong submarket in Boca Raton, FL. The sixth loan was collateralized by a diversified portfolio of four well-occupied multifamily properties comprising 745 units across the Fayetteville region in Northwestern, AR.

•

Two self-storage properties: The first loan was backed by a 3-story facility consisting of 1,115 climate-controlled units including interior/exterior units as well as extra tall drive-up units in San Antonio, TX. The Property also is one of only two in the region that has a wine storage facility featuring custom climate controls. The second loan was backed by a well-occupied 76,000 SF Class-A storage facility in a dense neighborhood in Brooklyn, NY. The facility features dynamic pricing technology that resets rental rates daily.

•

A portfolio of industrial properties in Houston comprised of 34 flex office/industrial properties across 3 business parks. Properties feature a diverse tenant base in a solid and growing industrial submarket.

•

Two recently renovated Class A Tampa, FL office properties. Buildings are centrally located near restaurants and retail and less than one mile from major highways as well as public transportation to Miami, West Palm Beach and Orlando. Buildings are amenity rich, including 24/7 security, a parking facility, conference facilities, and a courtesy shuttle to local retail.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, since September 2020, the portfolio’s allocation to multifamily properties ranged from a low of 14% to 62% as of November 30, 2021, as we continue to see attractive opportunities driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same period, we have reduced our allocation to areas of the economy still recovering from the pandemic, including hospitality and retail, which declined from highs of 9.4% and 8.7% to 2.0% and 1.9%, respectively, as of November 30, 2021. We also continue to opportunistically invest in what we believe are attractive opportunities in alternative property types such as self-storage, which represented 5.8% of the portfolio as of November 30, 2021. The portfolio is comprised of 100% performing assets as of November 30, 2021.

On November 4, 2021, FS Credit REIT issued $928 million of long-term debt through a financing subsidiary. Following the transaction, over 80% of FS Credit REIT’s borrowings are multi-year and non-mark-to-market, which helps minimize volatility in our net asset value, especially during periods of market stress as we saw last year.